UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 1-06402

NOTIFICATION OF LATE FILING

(Check One): ☐Form 10-K     ☐Form 11-K     ☐Form 20-F ☒Form 10-Q
☐Form N-SAR     ☐Form N-CSR

     For Period Ended: June 30, 2004

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

     For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: Service Corporation International
Former name if applicable: NA
Address of principal executive office (Street and number): 1929 Allen Parkway
City, state and zip code: Houston, Texas 77019

PART II
RULE 12b-25(b) AND (c)

     If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR of Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III
NARRATIVE

     Additional time is required to complete work related to the Company’s preneed funeral contract backlog, including disclosures required by FIN 46 (requiring the consolidation of the Company’s trust funds in its financial statements) and to resolve certain trust-related accounting matters.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jeffrey E. Curtiss	(713)	522-5141

(Name)	(Area Code)	(Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report total revenues of $432.1 million and total gross profits of $73.4 million for the three months ended June 30, 2004. As provided, total revenues and gross profits for the three months ended June 30, 2004 are preliminary numbers only and are subject to change upon the registrant’s filing of its Form 10-Q. The registrant reported total revenues of $584.1 million (as restated) and total gross profits of $94.6 million (as restated) during the comparable prior period in 2003. The decrease in total revenues and gross profits is primarily attributable to the registrant’s disposition of its funeral operations in France in the first quarter of 2004.

Service Corporation International

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2004	By /s/ Jeffrey E. Curtiss
Jeffrey E. Curtiss
Senior Vice President, Chief Financial Officer and Treasurer